UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 27, 2024

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App LLC - 1000 Fox Valley Trail Stone Mountain GA LLC	Landa App LLC - 10183 Starr Street SW Covington GA LLC
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC	Landa App LLC - 105 Anne Street Hampton GA LLC
Landa App LLC - 111 Fir Drive Mcdonough GA LLC	Landa App LLC - 11322 Michelle Way Hampton GA LLC
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC
Landa App LLC - 12 Mintz Street Griffin GA LLC	Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC
Landa App LLC - 141 Longstreet Circle Oxford GA LLC	Landa App LLC - 146 Crystal Brook Griffin GA LLC
Landa App LLC - 1485 Bola Court Jonesboro GA LLC	Landa App LLC - 153 Cliffside Court Riverdale GA LLC
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	Landa App LLC - 1689 Viceroy Way Riverdale GA LLC
Landa App LLC - 188 Timberline Road Jackson GA LLC	Landa App LLC - 1903 Old Concord Drive SE Covington GA LLC
Landa App LLC - 196 Montego Circle Riverdale GA LLC	Landa App LLC - 212 Fleeta Drive Covington GA LLC
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	Landa App LLC - 25 Pleasant Valley Road Mcdonough GA LLC
Landa App LLC - 8697 Ashley Way Douglasville GA LLC	Landa App LLC - 270 Pleasant Hills Drive Covington GA LLC
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC
Landa App LLC - 30 Roosevelt Road Covington GA LLC	Landa App LLC - 3202 Chippewa Drive Rex GA LLC
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	Landa App LLC - 43 Darwin Drive Jonesboro GA LLC
Landa App LLC - 45 Laurel Way Covington GA LLC	Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC
Landa App LLC - 513 Jarrett Court Mcdonough GA LLC	Landa App LLC - 524 Sawmill Road Hampton GA LLC
Landa App LLC - 540 Cowan Road Covington GA LLC	Landa App LLC - 550 Cowan Road Covington GA LLC
Landa App LLC - 55 Myrtle Grove Lane Covington GA LLC	Landa App LLC - 5737 Strathmoor Manor Circle Lithonia GA LLC
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	Landa App LLC - 6113 Pine Glen Circle SW Covington GA LLC
Landa App LLC - 615 Barshay Drive Covington GA LLC	Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC
Landa App LLC - 6404 Walnut Way Union City GA LLC	Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC
Landa App LLC - 6710 Sunset Hills Boulevard Rex GA LLC	Landa App LLC - 70 Shenandoah Lane Covington GA LLC
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC
Landa App LLC - 8233 Creekline Court Riverdale GA LLC	Landa App LLC - 85 Kirkland Court Covington GA LLC
Landa App LLC - 9020 Sterling Ridge Lane Jonesboro GA LLC	Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 1445 Maple Valley Court Union City GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1910 Grove Way Hampton GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 687 Utoy Court Jonesboro GA LLC
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	Landa App LLC - 843 Tramore Drive Stockbridge GA LLC
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	Landa App LLC - 8667 Ashley Way Douglasville GA LLC
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	Landa App LLC - 9439 Lakeview Road Union City GA LLC
Landa App LLC - 1007 Leeward Way Jonesboro GA LLC	Landa App LLC - 10121 Morris Drive SW Covington GA LLC
Landa App LLC - 103 Starlake Drive Jackson GA LLC	Landa App LLC - 107 Oakwood Circle Griffin GA LLC
Landa App LLC - 110 Shenandoah Drive Covington GA LLC	Landa App LLC - 112 Ridge Street Locust Grove GA LLC
Landa App LLC - 11447 S Grove Drive Hampton GA LLC	Landa App LLC - 114 Starlake Drive Jackson GA LLC
Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC	Landa App LLC - 1201 Kilrush Drive Mableton GA LLC
Landa App LLC - 124 Libby Lane Jonesboro GA LLC	Landa App LLC - 1320 Winona Avenue Griffin GA LLC
Landa App LLC - 137 Southern Shores Road Jackson GA LLC	Landa App LLC - 140 High Ridge Road Covington GA LLC
Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC	Landa App LLC - 157 Wells Road Jenkinsburg GA LLC
Landa App LLC - 1683 Spoonbill Road Hampton GA LLC	Landa App LLC - 181 Watercress Court Stockbridge GA LLC
Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC	Landa App LLC - 195 Branchwood Drive Covington GA LLC
Landa App LLC - 195 Hunters Trace Covington GA LLC	Landa App LLC - 204 N Main Court Stockbridge GA LLC
Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC	Landa App LLC - 217 Glenloch Court Stockbridge GA LLC
Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC	Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC
Landa App LLC - 253 Marco Drive Social Circle GA LLC	Landa App LLC - 258 Rocky Point Road Covington GA LLC
Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC	Landa App LLC - 3043 Highway 81 S Covington GA LLC
Landa App LLC - 30 High Ridge Road Covington GA LLC	Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC
Landa App LLC - 350 Cadiz Lane S College Park GA LLC	Landa App LLC - 35 Clay Court Covington GA LLC
Landa App LLC - 3667 Patti Parkway Decatur GA LLC	Landa App LLC - 412 Kendall Lane Mcdonough GA LLC
Landa App LLC - 440 Freestone Drive Newnan GA LLC	Landa App LLC - 45 Blue Jay Drive Covington GA LLC
Landa App LLC - 4702 Saint James Way Decatur GA LLC	Landa App LLC - 497 Georgia Highway 212 Covington GA LLC
Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC	Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC
Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC	Landa App LLC - 5411 Rocky Pine Drive Lithonia GA LLC
Landa App LLC - 5581 Fox Glen Circle Lithonia GA LLC	Landa App LLC - 565 Mountainview Drive Covington GA LLC
Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC	Landa App LLC - 6107 Shadow Glen Court Covington GA LLC
Landa App LLC - 6168 Wheat Street NE Covington GA LLC	Landa App LLC - 6386 Forester Way Lithonia GA LLC
Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC	Landa App LLC - 65 Freedom Court Covington GA LLC
Landa App LLC - 6653 Bedford Road Rex GA LLC	Landa App LLC - 6762 Bent Creek Drive Rex GA LLC
Landa App LLC - 709 Georgetown Court Jonesboro GA LLC	Landa App LLC - 7107 Geiger Street NW Covington GA LLC
Landa App LLC - 750 Georgetown Court Jonesboro GA LLC	Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC
Landa App LLC - 800 Mills Drive Covington GA LLC	Landa App LLC - 80 High Ridge Road Covington GA LLC
Landa App LLC - 8121 Spillers Drive SW Covington GA LLC	Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC
Landa App LLC - 8855 Rugby Court Jonesboro GA LLC	Landa App LLC - 9150 Spillers Drive SW Covington GA LLC
Landa App LLC - 9409 Forest Knoll Drive Jonesboro GA LLC	Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC
Landa App LLC - 168 Brookview Drive Riverdale GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC
Landa App LLC - 268 Brookview Drive Riverdale GA LLC	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 773 Villa Way Jonesboro GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 8652 Ashley Way Douglasville GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8658 Ashley Way Douglasville GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	Landa App LLC - 8671 Ashley Way Douglasville GA LLC
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	Landa App LLC - 8691 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Change in Management for Selected Series

On November 26, 2024, pursuant to a Temporary Restraining Order (“TRO”) Document number 54, issued by the Supreme Court of New York, Commercial Division, in connection with a case filed by the Lender in Viola Credit GL I L.P. v. Landa Holdings (Index No. 659157/2024, Document Number 54), the Manager of certain selected Series LLCs was temporarily replaced. The TRO restrains and enjoins the prior series Manager and its representatives from making managerial decisions or taking actions regarding certain Series LLCs or their assets, among other restrictions. It also grants interim authority to the new Manager, Anna Phillips, to exercise all managerial rights and make decisions concerning these Series LLCs as permitted by applicable law and the Series LLCs' operating agreements.

Legal Proceedings

Certain Series, as listed below, entered into refinance loan agreements dated April 28, 2023, as amended (“Bridge Loans”) , with L Finance LLC as lender (“L Finance”). These Bridge Loans are mortgages on such Series properties and were entered into to refinance the prior mortgages that became due. In addition, the Manager had entered into a financing agreement with Viola GL (“GL”), dated August 19, 2021 (“Agreement”), as amended, for financing its operations and for the benefit of the Series.

The following Series are subject to the Bridge Loans with L Finance (“Borrower Series”).

Landa App LLC - 9597 Pintail Trail Jonesboro Georgia LLC
Landa App LLC - 9434 Cedar Creek Place Douglasville Georgia LLC
Landa App LLC - 8855 Rugby Court Jonesboro Georgia LLC
Landa App LLC - 85 Thorn Thicket Way Rockmart Georgia LLC
Landa App LLC - 85 Kirkland Court Covington Georgia LLC
Landa App LLC - 8233 Creekline Court Riverdale Georgia LLC
Landa App LLC - 8121 Spillers Drive Sw Covington Georgia LLC
Landa App LLC - 8110 Devonshire Drive Jonesboro Georgia LLC
Landa App LLC - 808 Hillandale Lane Lithonia Georgia LLC
Landa App LLC - 80 High Ridge Road Covington Georgia LLC
Landa App LLC - 7950 Woodlake Drive Riverdale Georgia LLC
Landa App LLC - 7781 Mountain Creek Way Douglasville Georgia LLC
Landa App LLC - 752 Chestnut Drive Jackson Georgia LLC
Landa App LLC - 750 Georgetown Court Jonesboro Georgia LLC
Landa App LLC - 7107 Geiger Street Nw Covington Georgia LLC
Landa App LLC - 709 Georgetown Court Jonesboro Georgia LLC
Landa App LLC - 6762 Bent Creek Drive Rex Georgia LLC
Landa App LLC - 6653 Bedford Road Rex Georgia LLC
Landa App LLC - 6635 Kimberly Mill Road College Park Georgia LLC
Landa App LLC - 65 Freedom Court Covington Georgia LLC
Landa App LLC - 643 Sycamore Drive Jonesboro Georgia LLC
Landa App LLC - 6404 Walnut Way Union City Georgia LLC
Landa App LLC - 6178 Green Acres Drive Sw Covington Georgia LLC
Landa App LLC - 6168 Wheat Street Ne Covington Georgia LLC
Landa App LLC - 615 Barshay Drive Covington Georgia LLC
Landa App LLC - 6113 Pine Glen Circle Sw Covington Georgia LLC
Landa App LLC - 6107 Shadow Glen Court Covington Georgia LLC
Landa App LLC - 5801 Strathmoor Manor Circle Lithonia Georgia LLC
Landa App LLC - 565 Mountainview Drive Covington Georgia LLC
Landa App LLC - 5581 Fox Glen Circle Lithonia Georgia LLC
Landa App LLC - 550 Cowan Road Covington Georgia LLC
Landa App LLC - 5411 Rocky Pine Drive Lithonia Georgia LLC
Landa App LLC - 540 Cowan Road Covington Georgia LLC
Landa App LLC - 5143 Pinecrest Drive Sw Covington Georgia LLC
Landa App LLC - 513 Jarrett Court Mcdonough Georgia LLC
Landa App LLC - 5040 Huntshire Lane Lilburn Georgia LLC
Landa App LLC - 4732 Pinedale Drive Forest Park Georgia LLC
Landa App LLC - 4702 Saint James Way Decatur Georgia LLC
Landa App LLC - 45 Laurel Way Covington Georgia LLC
Landa App LLC - 45 Blue Jay Drive Covington Georgia LLC
Landa App LLC - 43 Darwin Drive Jonesboro Georgia LLC
Landa App LLC - 412 Kendall Lane Mcdonough Georgia LLC
Landa App LLC - 3760 Michigan Avenue Mount Dora Florida LLC
Landa App LLC - 351 Wesley Park Drive Jonesboro Georgia LLC
Landa App LLC - 350 Cadiz Lane S College Park Georgia LLC
Landa App LLC - 35 Clay Court Covington Georgia LLC
Landa App LLC - 3202 Chippewa Drive Rex Georgia LLC
Landa App LLC - 313 Blue Heron Drive Jonesboro Georgia LLC
Landa App LLC - 3043 Highway 81 S Covington Georgia LLC
Landa App LLC - 3011 Raintree Drive Se Conyers Georgia LLC
Landa App LLC - 30 Roosevelt Road Covington Georgia LLC
Landa App LLC - 30 High Ridge Road Covington Georgia LLC
Landa App LLC - 2933 Coffer Drive Ellenwood Georgia LLC
Landa App LLC - 2813 Vicksburg Court Decatur Georgia LLC
Landa App LLC - 270 Pleasant Hills Drive Covington Georgia LLC
Landa App LLC - 270 Mountain Lane Covington Georgia LLC
Landa App LLC - 258 Rocky Point Road Covington Georgia LLC
Landa App LLC - 253 Marco Drive Social Circle Georgia LLC
Landa App LLC - 25 Pleasant Valley Road Mcdonough Georgia LLC
Landa App LLC - 2264 Chestnut Hill Circle Decatur Georgia LLC
Landa App LLC - 217 Glenloch Court Stockbridge Georgia LLC
Landa App LLC - 212 Fleeta Drive Covington Georgia LLC
Landa App LLC - 20 Chimney Smoke Drive Stockbridge Georgia LLC
Landa App LLC - 196 Montego Circle Riverdale Georgia LLC
Landa App LLC - 195 Hunters Trace Covington Georgia LLC
Landa App LLC - 189 Shenandoah Drive Riverdale Georgia LLC
Landa App LLC - 188 Timberline Road Jackson Georgia LLC
Landa App LLC - 181 Watercress Court Stockbridge Georgia LLC
Landa App LLC - 1689 Viceroy Way Riverdale Georgia LLC
Landa App LLC - 1666 West Poplar Street Griffin Georgia LLC
Landa App LLC - 153 Cliffside Court Riverdale Georgia LLC
Landa App LLC - 146 Crystal Brook Griffin Georgia LLC
Landa App LLC - 140 High Ridge Road Covington Georgia LLC
Landa App LLC - 138 Sandalwood Circle Lawrenceville Georgia LLC
Landa App LLC - 137 Southern Shores Road Jackson Georgia LLC
Landa App LLC - 1320 Winona Avenue Griffin Georgia LLC
Landa App LLC - 124 Libby Lane Jonesboro Georgia LLC
Landa App LLC - 1201 Kilrush Drive Mableton Georgia LLC
Landa App LLC - 1160 Gable Terrace Jonesboro Georgia LLC
Landa App LLC - 1147 Village Way Stone Mountain Georgia LLC
Landa App LLC - 11322 Michelle Way Hampton Georgia LLC
Landa App LLC - 112 Ridge Street Locust Grove Georgia LLC
Landa App LLC - 111 Fir Drive Mcdonough Georgia LLC
Landa App LLC - 110 Shenandoah Drive Covington Georgia LLC
Landa App LLC - 10433 Candlelight Road Jonesboro Georgia LLC
Landa App LLC - 103 Starlake Drive Jackson Georgia LLC
Landa App LLC - 10183 Starr Street Sw Covington Georgia LLC
Landa App LLC - 10121 Morris Drive Sw Covington Georgia LLC

On November 19, 2024, the Lender filed the complaint Viola Credit GL I L.P. v. Landa Holdings (Index No. 659157/2024) (Document 2) with the New York Supreme Court Commercial Division in relation to the aforementioned Series' defaulting their Bridge loan agreement and the Manager defaulting with respect to its financing agreement. On October 29, 2024, the Lender issued a notice to the Borrower Series and the Manager alleging that they were in default under the Refinance Loans and the Agreement.

Landa Holdings Inc., the Manager disputes the Lender's default claim and the temporary relief granted by the court. Concurrently, the Manager is negotiating with the Lender to settle the outstanding debts owed by the Borrower Series and the Manager. If the Manager is unable to reach a settlement or the Lender otherwise does not waive the defaults, L Finance may accelerate all amounts due under the Bridge Loans and foreclose on the Borrower Series properties. In addition, under the Agreement, GL may be entitled to replace the Manager as manager of all of the Series and as a result may force the disposition of the Borrower Series properties to recover unpaid amounts under the Bridge Loans. Any foreclosure or sale of the properties may result in a loss to investors of the Borrower Series or all the Series, as applicable.

See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series' and “Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment in the Company's Offering Statement” here.

1

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: December 03, 2024